Exhibit 99.1

CASI PHARMACEUTICALS ANNOUNCES

FIRST QUARTER 2025 BUSINESS AND FINANCIAL RESULTS

BEIJING, China (May 16, 2025) CASI Pharmaceuticals, Inc. (Nasdaq: CASI), ("CASI" or the "Company"), a Cayman incorporated biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today reported business and financial results for the quarter ended March 31, 2025.

Dr. Wei-Wu He, Ph.D., CASI's Chairman and Chief Executive Officer, commented, “We remained focused on advancing the development of our lead program, CID-103. We dosed the initial patient in the third cohort at the target dose of 300mg in our Phase 1/2 dose-escalation study evaluating the safety, tolerability, and preliminary efficacy of CID-103 in adults with chronic immune thrombocytopenia (ITP). Simultaneously, we continue to work toward resolving the FDA clinical hold on our renal allograft antibody-mediated rejection (AMR) program.”

Divestiture of Assets in China

On May 12, 2025, the Company announced that it had entered into a definitive Equity and Assets Transfer Agreement (the “Equity and Assets Transfer Agreement”) with Kaixin Pharmaceuticals Inc., a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He (“Kaixin Pharmaceuticals”) and two direct wholly-owned subsidiaries of the Company in China (the “Target Companies”), pursuant to which the Company will sell and transfer, and Kaixin Pharmaceuticals will purchase and acquire, 100% equity interests in both Target Companies (the “Target Equity Interest”), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103 (in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the “Target Pipeline Products”) for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the “Transaction”). The closing of the Transaction shall be subject to certain customary conditions, including the resolution of a certain judicial freeze on Target Equity Interest involved in the Transaction issued in connection with a certain ongoing legal dispute of the Company. The Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interest.

After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339. The Company believes this transaction marks a pivotal moment for CASI, underscoring its commitment to sharpening its strategic focus on core priorities and adapting to dynamic market conditions. By concentrating resources on the advancement of CID-103, CASI expects to be well positioned to deliver long-term value for both patients and shareholders.

First Quarter 2025 Financial Highlights

Revenues for the first quarter of 2025 were $6.2 million, an 82% increase compared to $3.4 million in the same period last year. This strong quarterly growth reflects the successful execution of our commercial strategy implemented in the second half of 2024.

Research and development expenses for the first quarter of 2025 were $1.9 million, down 24% from $2.5 million in the same period last year. The decline primarily reflects annual regulatory filing fees for our generic portfolio that was fully paid in the prior-year quarter. We ceased incurring this expense after we sold our generic portfolio in the second quarter of 2024.

General and administrative expenses for the first quarter of 2025 were $7.7 million, representing a 60% increase from $4.8 million in the same period last year. The increase was mainly attributable to legal fees in relation to our current arbitration with Juventas and dispute with Acrotech.

Net loss for the first quarter of 2025 was $10.8 million, a 14% increase compared to $9.5 million in the same period last year. The expanding of net loss was mainly attributed to the incurrence of legal fees mentioned above.

As of March 31, 2025, we had cash and cash equivalents of $10.9 million, a 19% decrease compared to $13.5 million as of December 31, 2024.

Further information regarding the Company, including its Quarterly Report for the quarter ended March 31, 2025, can be found at www.casipharmaceuticals.com.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

CASI Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the possibility that the Transaction will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waived; the possibility that our plan with respect to our business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s filings with the U.S. Securities and Exchange Commission for further information.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com

Financial Table Follows

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	March 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$10,897	$13,468
Investment in equity securities, at fair value	1,802	2,623
Accounts receivable	7,600	15,345
Inventories	4,153	5,252
Prepaid expenses and other	2,712	2,888
Total current assets	27,164	39,576

Long-term investments	1,914	1,913
Property, plant and equipment, net	7,658	7,868
Intangible assets, net	233	238
Right of use assets	3,262	3,492
Other assets	590	587
Total assets	$40,821	$53,674

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,195	$2,723
Accrued and other current liabilities	14,026	15,344
Current portion of non current liabilities	18,492	18,385
Total current liabilities	33,713	36,452

Other liabilities	15,178	15,371
Total liabilities	48,891	51,823

Shareholders’ equity (deficit):
Ordinary shares, $0.0001 par value:
500,000,000 shares authorized
15,904,633 shares and 15,904,533 shares issued at March 31, 2025 and December 31, 2024, respectively;
15,492,681 shares and 15,492,581 shares outstanding at March 31, 2025 and December 31, 2024, respectively	2	2
Additional paid-in capital	714,585	713,302
Treasury shares, at cost: 411,952 shares at March 31, 2025 and December 31, 2024, respectively	(9,604)	(9,604)
Accumulated other comprehensive loss	(2,228)	(1,774)
Accumulated deficit	(710,825)	(700,075)
Total shareholders’ equity (deficit)	(8,070)	1,851
Total liabilities and shareholders’ equity (deficit)	$40,821	$53,674

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In USD thousands, except share and per share data)

	Three months ended March 31,
	2025	2024
Revenues:
Product sales	$6,240	$3,409
Total revenues	6,240	3,409

Total costs of revenues	(2,621)	(1,603)

Gross Profit	3,619	1,806

Operating income (expenses):
Research and development	(1,936)	(2,476)
General and administrative	(7,698)	(4,813)
Selling and marketing	(4,223)	(3,736)
Other operating income	5	—
Foreign exchange loss	(146)	(235)
Total operating expenses	(13,998)	(11,260)

Loss from operations	(10,379)	(9,454)

Non-operating income (expense):
Interest expense	(197)	(192)
Interest income	77	131
Other income	18	158
Change in fair value of investments	(269)	(171)
Loss before income tax expense and share of net loss in an equity investee	(10,750)	(9,528)
Income tax expense	—	—
Net loss before share of net loss in an equity investee	(10,750)	(9,528)
Share of net loss in an equity investee	—	—
Net loss	(10,750)	(9,528)

Net loss per share (basic and diluted)	$(0.69)	$(0.71)
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	15,492,665	13,382,061

Comprehensive loss:
Net loss	$(10,750)	$(9,528)
Foreign currency translation adjustment	(454)	96
Total comprehensive loss	$(11,204)	$(9,432)